News Release
TSX:RMX | NYSE Amex:RBY June 8, 2009

Rubicon Commences Underground Drilling at F2 Zone and Reports New High-Grade Results,
Phoenix Gold Project, Red Lake, Ontario
-1.25 oz/ton gold over 6.6 feet and 3.6 oz/ton gold over 3.3 feet –
-New lower grade hit at 4,714 feet (1437 metres) below surface suggests new depth potential. More deep drilling underway-

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to announce that it has commenced underground drilling at its Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario.  Rehabilitation of existing underground levels is complete and the hoist and shaft have been successfully re-commissioned.  Drilling is currently being carried out from the 122 metre (400 foot level) from one drill station and two additional drill stations will be added over the next month. Underground drilling is currently supplemented by drilling with three rigs from surface.  Shaft sinking to a depth of 350 metres (1148 feet) below surface is targeted to commence before the end of June to allow for drilling from that level.

During May, diamond drilling was restricted due to ongoing rehabilitation of underground workings and ice break-up. Nevertheless, new high-grade gold intercepts of 1.25 oz/ton gold over 6.6 feet (42.9 g/t gold over 2.0 metres) and 3.60 oz/ton gold over 3.3 feet (123.5 g/t gold over 1.0 metre) were returned (see Table 1) extending high-grade gold intercepts to a 700-metre strike length (see Figures 1 and 2 for new assay locations). Also of note is a new deep intercept of lower grade gold mineralization at a depth of 4,715 feet (1437 metres) below surface, some 1,050 feet (320 metres) deeper than the previous deepest intercept. The new intercept grades 0.10 oz/ton gold over 16.4 feet (3.3 g/t gold over 5.0 metre) and suggests high potential for additional gold mineralization to depth. To this end Rubicon is currently drilling two deep master holes to a depth of approximately 1600 metres below surface in Areas 7 and 8 (see Figure 2). These holes will test the core of the F2 Zone at depth and will be used to wedge off to test shallower levels.

Objectives of Ongoing Drilling

Figure 2 shows the distribution of known gold intercepts within the larger F2 Zone target area (1000 metres x 1800 metres) which is divided into nine target areas. To date, significant drilling (30,192 metres) has been carried out in one of the nine areas (Area 1) which extends from surface to approximately 550 metres below surface. The intent of the ongoing 80,000 metre drill program, referred to as the ‘9X program’, is to better understand the size of the system and to systematically test an additional eight target areas where wide-spaced high-grade intercepts have been intersected to date as further drilling is clearly warranted.

Table 1: Assay Results
Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
F2-62B	95	14.2	1.0	0.41	3.3
F2-62B	190	4.0	3.0	0.12	9.8
F2-63B	85	14.0	1.0	0.41	3.3
F2-63B	381	123.5	1.0	3.60	3.3
F2-64	180	42.9	2.0	1.25	6.6
incl	181	78.9	1.0	2.30	3.3
F2-64	1437	3.3	5.0	0.10	16.4

All reported gold grades are uncut.
Reported assay results satisfy the following cut-off criteria:
>10.0 gram gold x metre product and > 3.0 g/t gold

Rubicon Minerals Corporation is a well-funded exploration and development company, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 23.8% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Figure 1 Plan Map

Figure 2: Composite Long Section Looking Northwest and 9X Target Area Outlines

SW
NE
0 m
Mine Shaft
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
F2-64
42.9 / 2.0
incl 78.9 / 1.0
F2-63B
14.0 / 1.0
F2-62B
14.2 / 1.0
F2-62B
4.0 / 3.0
F2-63B
123.5 / 1.0
F2-64
3.3 / 5.0
1
2
3
4
5
6
7
8
9
Gold Assay Results
(gram*metre product)
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63B
14.0 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.